Otis Gallery LLC
335 Madison Ave, 4th Floor
New York, NY 10017

December 2, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brian Fetterolf

Re:
Otis Gallery LLC
Post-Qualification Amendment No. 25 to Offering Statement on Form 1-A
File No. 024-10951

Ladies and Gentlemen:
Thank you for the comments of November 16, 2021 regarding Post-Qualification Amendment No. 25 to the Offering Statement on Form 1-A (the “Offering Statement”) of Otis Gallery LLC (the “Company,” “we,” “us” or “our”). We appreciate the opportunity to respond to your comments. For your convenience, we have restated your comments below and have provided a response to each comment in turn.
Post-Qualification Amendment No. 25 to Form 1-A
Description of Business
Liquidity Platform, page 75
1.
Please revise your disclosure to describe (1) whether investors holding your securities can freely trade the securities on any trading venue other than the PPEX ATS, (2) whether your investors are limited to using the Liquidity Platform tool to enter orders into the PPEX ATS or into any other trading venue, such as another ATS, and (3) whether your investors are required to use the introducing broker that is referred to in the disclosures to trade the securities in any way.
The Company has amended the referenced disclosure on page 85 of Post-Qualification No. 26 to the Offering Statement (previously on page 75 of Post-Qualification No. 25 to the Offering Statement) to reflect the alternative means that investors may trade their securities issued by the Company.
We would like to point out to the staff of the SEC that the amendment also includes new series and related conforming changes.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@otiswealth.com, or our counsel, Louis A. Bevilacqua of Bevilacqua PLLC, at (202) 869-0888 (ext. 100), if you have any questions regarding the Offering Statement.

Sincerely,

Otis Gallery LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel

cc:
Michael Karnjanaprakorn
Louis A. Bevilacqua, Esq.